FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 20, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

20 September 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 September 2023	307,120	242.00	235.10	239.0533	LSE
20 September 2023	43,770	240.30	237.80	238.9299	CHIX
20 September 2023	128,778	240.60	235.30	238.3809	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 205,060,465 Ordinary Shares in treasury and have 8,890,832,400 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
20 September 2023	08:04:42	BST	3102	235.80	BATE	1364211
20 September 2023	08:04:42	BST	6500	235.80	BATE	1364207
20 September 2023	08:10:17	BST	8467	235.30	BATE	1371232
20 September 2023	08:17:21	BST	3211	236.60	BATE	1380455
20 September 2023	08:17:21	BST	5172	236.60	BATE	1380453
20 September 2023	08:19:51	BST	3586	236.60	BATE	1384182
20 September 2023	08:29:54	BST	4900	237.90	BATE	1398548
20 September 2023	08:29:54	BST	3316	237.90	BATE	1398552
20 September 2023	08:29:54	BST	838	237.90	BATE	1398550
20 September 2023	08:38:45	BST	2051	238.00	BATE	1411545
20 September 2023	08:38:45	BST	5788	238.00	BATE	1411543
20 September 2023	08:55:46	BST	1644	237.90	BATE	1438721
20 September 2023	08:55:58	BST	1133	237.90	BATE	1439078
20 September 2023	08:55:58	BST	487	237.90	BATE	1439076
20 September 2023	08:55:58	BST	3269	237.90	BATE	1439074
20 September 2023	08:55:58	BST	2922	237.90	BATE	1439072
20 September 2023	09:18:14	BST	5424	239.90	BATE	1473822
20 September 2023	09:18:14	BST	3122	239.90	BATE	1473820
20 September 2023	09:41:01	BST	8551	239.00	BATE	1509630
20 September 2023	10:10:01	BST	6168	239.30	BATE	1563616
20 September 2023	10:10:01	BST	3030	239.30	BATE	1563614
20 September 2023	10:38:22	BST	79	239.50	BATE	1604988
20 September 2023	10:38:22	BST	9305	239.50	BATE	1604986
20 September 2023	11:10:08	BST	9009	239.30	BATE	1638571
20 September 2023	11:48:37	BST	3220	239.20	BATE	1661485
20 September 2023	11:48:37	BST	6050	239.20	BATE	1661481
20 September 2023	12:19:16	BST	5611	239.50	BATE	1679778
20 September 2023	12:19:16	BST	1688	239.50	BATE	1679776
20 September 2023	12:19:16	BST	1738	239.50	BATE	1679774
20 September 2023	12:53:43	BST	17	240.30	BATE	1700913
20 September 2023	12:55:40	BST	4659	240.60	BATE	1702131
20 September 2023	12:55:40	BST	4721	240.60	BATE	1702129
20 September 2023	08:29:55	BST	8875	237.80	CHIX	1398556
20 September 2023	08:29:55	BST	686	237.80	CHIX	1398558
20 September 2023	08:55:44	BST	8654	238.00	CHIX	1438661
20 September 2023	10:02:35	BST	6591	239.40	CHIX	1552147
20 September 2023	11:00:44	BST	3278	239.30	CHIX	1632682
20 September 2023	11:00:44	BST	2882	239.30	CHIX	1632680
20 September 2023	12:09:23	BST	5818	239.60	CHIX	1673531
20 September 2023	13:12:54	BST	1224	240.30	CHIX	1714713
20 September 2023	13:13:01	BST	608	240.30	CHIX	1714787
20 September 2023	13:21:20	BST	5154	240.30	CHIX	1721423
20 September 2023	08:03:09	BST	503	235.20	LSE	1362053
20 September 2023	08:03:10	BST	153	235.20	LSE	1362068
20 September 2023	08:03:11	BST	379	235.20	LSE	1362095
20 September 2023	08:03:11	BST	928	235.20	LSE	1362085
20 September 2023	08:03:12	BST	43	235.20	LSE	1362115
20 September 2023	08:03:12	BST	241	235.20	LSE	1362105
20 September 2023	08:03:13	BST	1865	235.20	LSE	1362136
20 September 2023	08:03:14	BST	92	235.20	LSE	1362149
20 September 2023	08:04:38	BST	6490	235.90	LSE	1364121
20 September 2023	08:04:42	BST	6237	235.80	LSE	1364209
20 September 2023	08:06:37	BST	5183	235.10	LSE	1366575
20 September 2023	08:06:37	BST	513	235.10	LSE	1366573
20 September 2023	08:10:17	BST	6291	235.30	LSE	1371230
20 September 2023	08:11:42	BST	5759	235.20	LSE	1372883
20 September 2023	08:15:26	BST	5834	235.60	LSE	1377800
20 September 2023	08:16:37	BST	1748	236.60	LSE	1379471
20 September 2023	08:16:37	BST	1420	236.60	LSE	1379469
20 September 2023	08:16:37	BST	2000	236.60	LSE	1379467
20 September 2023	08:19:00	BST	5674	236.70	LSE	1383016
20 September 2023	08:20:20	BST	2260	237.10	LSE	1384833
20 September 2023	08:22:10	BST	3498	237.10	LSE	1387145
20 September 2023	08:27:45	BST	6463	238.00	LSE	1395430
20 September 2023	08:34:05	BST	429	238.00	LSE	1404623
20 September 2023	08:34:30	BST	5931	238.00	LSE	1405097
20 September 2023	08:36:39	BST	6344	237.80	LSE	1408356
20 September 2023	08:42:10	BST	6526	237.50	LSE	1416537
20 September 2023	08:50:39	BST	5270	238.10	LSE	1430507
20 September 2023	08:57:58	BST	2278	238.00	LSE	1442737
20 September 2023	08:57:58	BST	3369	238.00	LSE	1442739
20 September 2023	09:03:42	BST	3637	238.40	LSE	1451070
20 September 2023	09:03:42	BST	1945	238.40	LSE	1451068
20 September 2023	09:11:12	BST	6023	238.90	LSE	1464416
20 September 2023	09:19:56	BST	4796	239.50	LSE	1476205
20 September 2023	09:19:56	BST	1479	239.50	LSE	1476203
20 September 2023	09:28:25	BST	3333	239.50	LSE	1488334
20 September 2023	09:28:25	BST	2703	239.50	LSE	1488332
20 September 2023	09:32:46	BST	5434	239.60	LSE	1494672
20 September 2023	09:44:15	BST	5449	239.00	LSE	1515980
20 September 2023	09:55:41	BST	5259	239.30	LSE	1538944
20 September 2023	10:02:11	BST	1761	239.50	LSE	1551661
20 September 2023	10:02:11	BST	2138	239.50	LSE	1551659
20 September 2023	10:02:11	BST	1903	239.50	LSE	1551657
20 September 2023	10:16:34	BST	3423	239.40	LSE	1573683
20 September 2023	10:16:34	BST	1928	239.40	LSE	1573681
20 September 2023	10:23:53	BST	3164	239.40	LSE	1584554
20 September 2023	10:23:53	BST	3248	239.40	LSE	1584552
20 September 2023	10:38:12	BST	1547	239.60	LSE	1604751
20 September 2023	10:38:12	BST	1847	239.60	LSE	1604749
20 September 2023	10:38:12	BST	1427	239.60	LSE	1604747
20 September 2023	10:47:14	BST	1900	239.40	LSE	1616258
20 September 2023	10:47:14	BST	1510	239.40	LSE	1616256
20 September 2023	10:52:41	BST	5435	239.40	LSE	1623486
20 September 2023	11:08:55	BST	96	239.40	LSE	1637733
20 September 2023	11:08:55	BST	5752	239.40	LSE	1637731
20 September 2023	11:18:32	BST	5786	239.30	LSE	1643989
20 September 2023	11:33:06	BST	6530	239.20	LSE	1652268
20 September 2023	11:48:37	BST	6365	239.20	LSE	1661483
20 September 2023	12:00:00	BST	5256	239.40	LSE	1667769
20 September 2023	12:12:56	BST	5895	239.50	LSE	1675867
20 September 2023	12:32:07	BST	1700	240.20	LSE	1686830
20 September 2023	12:35:35	BST	5505	240.20	LSE	1689150
20 September 2023	12:42:59	BST	2038	240.50	LSE	1694299
20 September 2023	12:42:59	BST	3477	240.50	LSE	1694297
20 September 2023	12:55:40	BST	6068	240.60	LSE	1702133
20 September 2023	13:12:39	BST	6228	240.40	LSE	1714598
20 September 2023	13:24:52	BST	1079	240.40	LSE	1723880
20 September 2023	13:24:52	BST	1452	240.40	LSE	1723878
20 September 2023	13:24:52	BST	1337	240.40	LSE	1723876
20 September 2023	13:24:52	BST	1467	240.40	LSE	1723874
20 September 2023	13:32:25	BST	5663	240.40	LSE	1730603
20 September 2023	13:40:30	BST	5806	240.20	LSE	1736511
20 September 2023	13:52:13	BST	2181	240.70	LSE	1745670
20 September 2023	13:55:26	BST	6363	240.80	LSE	1748147
20 September 2023	14:11:31	BST	6192	240.50	LSE	1761202
20 September 2023	14:17:59	BST	5748	241.00	LSE	1766462
20 September 2023	14:29:30	BST	1907	241.30	LSE	1777804
20 September 2023	14:30:07	BST	6490	241.20	LSE	1781309
20 September 2023	14:33:53	BST	6165	241.40	LSE	1789068
20 September 2023	14:35:35	BST	6505	241.40	LSE	1792719
20 September 2023	14:40:33	BST	5642	241.20	LSE	1801261
20 September 2023	14:48:25	BST	7397	241.70	LSE	1815849
20 September 2023	14:51:59	BST	1816	242.00	LSE	1821324
20 September 2023	14:51:59	BST	1672	242.00	LSE	1821322
20 September 2023	14:57:47	BST	5010	241.80	LSE	1829757
20 September 2023	14:57:47	BST	1522	241.80	LSE	1829755

Date: 20 September 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary